HUNTON& WILLIAMS	Hunton & Williams LLP Fountain Place 1445 Ross Avenue Suite 3700 Dallas, Texas 75202-2799 Tel 214 • 979 • 3000 Fax 214 • 880 • 0011
L. STEVEN LESHIN Direct Dial: (214) 468-3348 DIRECT FAX: (214) 740-7141 EMAIL: SLESHIN@HUNTON.COM File No: 70152.000002
June 30, 2011

United States Securities and Exchange Commission                                                                   VIA EDGAR
101 F Street, NE
Washington, DC  20549

Attention:              Pamela A. Long, Assistant Director
                                Edward M. Kelly, Staff Attorney

                Re:          TOR Minerals International, Inc.
                                Registration Statement on Form S-3 ("Registration Statement")
                                Filed June 22, 2011
                                File No. 333-175054

Ladies and Gentlemen:

On behalf of TOR Minerals International, Inc. (the "Company"), we are transmitting the following responses of the Company to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in the letter of Pamela A. Long, Assistant Director, dated June 27, 2011 (the "Comment Letter"), regarding the Registration Statement referenced above.  The Company is filing these responses concurrently with the filing of Amendment No. 1 to the Registration Statement (the "Amendment").  The responses herein are based on information provided to this firm by the Company.  The responses have been numbered and headings have been used to correspond to the comments as entitled and numbered in the Comment Letter.

Selling Stockholders, page 8

1.                   Please confirm that Messrs. Mark A. Graber and Wayne Hartman have had no position, office, or other material relationship within the past three years with TOR Minerals International or any of its predecessors or affiliates.

Company response:

Messrs. Mark A. Graber and Wayne Hartman have had no position, office, or other material relationship within the past three years with the Company or any of its predecessors or affiliates, provided, we advise you that Wayne Hartman, who is 61 years old, is the brother of David Hartman and the uncle of Doug Hartman.  Both David Hartman and Doug Hartman are members of the Company's Board of Directors.  Wayne Hartman does not reside with either of Messrs. David Hartman or Doug Hartman.

June 30, 2011

Exhibit 5.1

2.                   We note the assumption under romanette (v) in the last paragraph on page 2.  Since it is inappropriate for counsel to include assumptions that are too broad, that "assume away" the issue, or that assume any of the material facts underlying the opinion or facts that are readily ascertainable, please revise to remove this assumption.

Company response:

In response to the Staff's comment, the Company's legal counsel has revised their opinion to remove the assumption under romanette (v) in the last paragraph on page 2 of Exhibit 5.1., as advised by the Staff.

3.                   We note the statement in the last paragraph on page 3 that the opinions are specifically limited to the laws of Texas.  For equity securities, counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant.  Please revise.

Company response:

In response to the Staff's comment, the Company's legal counsel has revised the first sentence in the last paragraph Exhibit 5.1., as advised by the Staff, to read as follows:

"We express no opinions herein on the laws of any jurisdiction other than of the federal laws of the United States of America, the laws of the State of Texas and the Delaware General Corporation Laws."

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review.

Sincerely,

/s/ L. Steven Leshin
L. Steven Leshin

cc:           Barbara Russell
                Douglas M. Berman